

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3561

October 31, 2018

Faxian Qian
Chief Executive Officer
JS Beauty Land Network Technology Inc.
No. 99, Taihu Road
Yancheng, Jiangsu Province, China

> **Re: JS Beauty Land Network Technology Inc.**
> **Form 10-12G**
> **Filed July 10, 2018**
> **File No. 000-55963**

Dear Mr. Qian:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Jennifer López for

Mara L. Ransom
Assistant Director
Office of Consumer Products